ACM Managed Dollar Income Fund, Inc.

Exhibit 77C

811-7964

77C – Matters submitted to a vote of security holders

A Special Meeting of Shareholders of ACM Managed Dollar Income Fund, Inc. (“ACM VIII”) was held on March 20, 2003.  A description of each proposal and number of shares voted at the meeting are as follows:

	Shares Voted For		Shares Abstain
To elect two Directors of ACM VIII for a term of three years and until his or her successor is duly elected and qualifies. John D. Carifa Ruth Block	18,265,386 18,258,148	0 0	481,181 488,419

C:\TEMP\NSAR.Exhibit 77C. ACM VIII.5-03.doc